brooqLy, Inc.

10101 S. Roberts Road

Suite 209

Palos Hills, Illinois 60465

February 8, 2022

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney:

Re:	brooqLy, Inc., Registration Statement filed on Form S-1 Originally filed on December 22, 2021 File No. 333-261835

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, brooqLy, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-261835) filed originally on December 22, 2021 and Amendment Number 1 filed on January 24, 2022 (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Daylight Time on February 10, 2022, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that the Commission provide  the effective time and date of such Registration Statement  to our legal counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com or (561) 706-7646.

Sincerely yours,

/s/ Panagiotis N. Lazaretos
Panagiotis N. Lazaretos, Chief Executive Officer